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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           KOFAX IMAGE PRODUCTS, INC.
                              (Name of the Issuer)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                 DICOM GROUP PLC
                   DRESDNER KLEINWORT BENSON PRIVATE EQUITY LP
                                 DAVID S. SILVER
                                  DEAN A. HOUGH
                                RONALD J. FIKERT
                                RICHARD M. MURPHY
                                   KEVIN DRUM
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Titles of Classes of Securities)
                                -----------------

                                    50020010
                     (Cusip Number of Classes of Securities)


                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                                 GRUNDSTRASSE 14
                       CH-6343 ROTKREUZ, ZUG, SWITZERLAND
                               011-41-41-798-3070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:


                                 EUNU CHUN, ESQ.
                              M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                        153 EAST 53RD STREET, 39TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800


      This Amendment No. 2 amends and supplements the Transaction Statement on
Schedule 13E-3 filed on August 3, 1999 relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of the Company at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

      (d)(1)Amended Offer to Purchase.*

      (g)(1)Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 filed by Merger Sub and Purchaser on August 20, 1999.

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(*)   Supersedes Offer to Purchase, dated August 3, 1999.
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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    IMAGING COMPONENTS CORPORATION



                                    By:    /s/ Arnold von Buren
                                          -------------------------------------
                                          Name: Arnold von Buren
                                          Title: Secretary



                                    IMAGING ACQUISITION CORPORATION


                                    By:    /s/ Arnold von Buren
                                          -------------------------------------
                                          Name: Arnold von Buren
                                          Title: Secretary


                                    DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                                      PARTNERS LP

                                    By:  DRESDNER KLEINWORT BENSON PRIVATE
                                            EQUITY LLC, its General Partner


                                    By:   /s/ Alexander P. Coleman
                                          -------------------------------------
                                          Alexander P. Coleman
                                          Authorized Person


                                    DAVID S. SILVER



                                    /s/ David S. Silver
                                    -------------------------------------------
                                    David S. Silver
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                                    DEAN A. HOUGH



                                    /s/ Dean A. Hough
                                    -------------------------------------------
                                    Dean A. Hough


                                    RONALD J. FIKERT



                                    /s/ Ronald J. Fikert
                                    -------------------------------------------
                                    Ronald J. Fikert


                                    RICHARD M. MURPHY



                                    /s/ Richard M. Murphy
                                    -------------------------------------------
                                    Richard M. Murphy


                                    KEVIN DRUM



                                    /s/ Kevin Drum
                                    -------------------------------------------
                                    Kevin Drum


August 20, 1999
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                                  EXHIBIT INDEX

(d)(1)      Amended Offer to Purchase.*

(g)(1) Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 filed by Merger Sub and Purchaser on August 20, 1999.

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(1)   Supersedes Offer to Purchase, dated August 3, 1999.